August 1, 2013
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:    Liberty Interactive Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-33982
Filed February 28, 2013

Dear Mr. Spirgel:
Set forth below are responses to the comments contained in your letter to Christopher W. Shean, Senior Vice President and Chief Financial Officer of Liberty Interactive Corporation, dated July 30, 2013 (the “SEC Letter”), regarding the Liberty Interactive Corporation Form 10-K for the fiscal year ended December 31, 2012. For your convenience, our response below is preceded by the Staff's comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K.
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General

1.
Comment: We note that the fair value of your ownership interest in TripAdvisor, held before December 31, 2012, was determined based on the trading price of TripAdvisor common shares on the last trading day prior to the transaction. We also note that on the first day you received these shares you transferred the right to vote the shares to Barry Diller through the stockholder agreement between you and Mr. Diller. Tell us how you considered the absence of voting rights in determining the fair value of your previously held ownership interest.

Response: As you noted our ownership interest in TripAdvisor (Trip) prior to the transaction on December 11, 2012 was subject to a stockholder agreement between us and Mr. Diller. The stockholder agreement is a legacy agreement that dates back to our original arrangement with Mr. Diller in what became IAC/InterActiveCorp (IAC) in the mid-1990's. IAC effected a spin-off of Expedia in 2005 and in connection with the spin-off the IAC stockholder arrangements were

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substantially replicated with respect to Expedia. In connection with Expedia's spin-off of Trip in 2011 the stockholder agreement was again replicated and a separate agreement applicable to Trip was executed in connection with the split-off. Each of Expedia and Trip were capitalized with the same high vote (Class B common stock)/low vote (common stock) capital structure as IAC and the separate stockholders agreements applicable to Expedia and Trip have essentially the same terms and conditions. (The staff should note that this capital structure is different from the spinoffs of Interval Leisure Group, HSN, Ticketmaster and Tree.com effected by IAC in 2008, in which a single class of one vote per share stock was distributed. Liberty and Mr. Diller do not have any arrangements in effect in respect of such entities.) As a result of the proxy granted to Mr. Diller pursuant to the Trip stockholders agreement, prior to the December 11, 2012 transaction between Mr. Diller and Liberty that terminated the stockholders agreement, Mr. Diller had the power to vote all shares of Trip common stock and Class B common stock owned by Liberty on all matters presented to stockholders, subject to certain limited exceptions.
Prior to the December 2012 transaction, we determined that we had significant influence of Trip through our board representation (entitled to at least 20% of the board seats pursuant to a governance agreement among Liberty, Mr. Diller and Trip) and the size of our economic ownership interest relative to other shareholders, among other factors. Therefore, our investment in Trip was accounted for as an equity method affiliate and was never accounted for at fair value. We note the spin-off of Trip from Expedia was a pro rata spin-off that resulted in an allocation of book basis between our investment in Expedia and Trip. The transaction with Mr. Diller on December 11, 2012 resulted in the termination of the shareholders agreement with Mr. Diller, thus allowing us to exercise voting control of Trip and gave rise to purchase accounting and required us to adjust our interest in Trip to fair value.
For disclosure purposes we determined the fair value of our ownership interest for all periods prior to the December 2012 transaction based on the trading value of Trip's publicly traded common stock. We note the Trip Class B common stock is not publicly traded but is convertible into Trip common stock which is publicly traded. The Class B common stock is entitled to 10 votes per share while the common stock is entitled to 1 vote per share. This structure results in our 22% economic ownership interest having a 57% voting interest in the total votes of all classes of Trip shares. To the extent we wanted to liquidate all or a portion of the Class B shares, under the terms of the stockholder agreement with Mr. Diller, we were required to offer these shares to him first. If he refused to acquire the shares we would have to convert the Class B shares into common shares and sell them through the public markets. The voting arrangement between us and Mr. Diller was not transferrable to purchasers of such shares in the public market. Therefore, we believe that the best proxy for fair value of the Class B common stock was the public trading value of the common stock.
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We inform you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-4333.
Very truly yours,
/s/ Christopher W. Shean
Christopher W. Shean

cc:    Fredrick McGrath - Baker Botts
H. Michael Keys - KPMG